UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals’ corporate partner, Boston Scientific, addresses 2003 and 2004 Paclitaxel-coated stent market opportunity.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

January 22, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

January 22, 2003

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on January 22, 2003.

Item 4

Summary of Material Change

Angiotech corporate partner, Boston Scientific, yesterday addressed the opportunities it foresees in 2003 and 2004 related to the introduction of its paclitaxel-eluting stent technology licensed from Angiotech. Boston Scientific has acquired worldwide, co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer
Telephone:  (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 22nd day of January, 2003.

Angiotech Pharmaceuticals, Inc.

Per:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 22, 2003

BOSTON SCIENTIFIC ADDRESSES 2003 AND 2004 PACLITAXEL-COATED STENT
MARKET OPPORTUNITY

- TAXUS™ drug-eluting stent offers revolutionary opportunity -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner Boston Scientific (“BSC”) yesterday addressed, at a webcast meeting with Wall Street analysts and investors in New York, the unprecedented market opportunities it foresees in 2003 and 2004 related to the introduction of its paclitaxel-eluting stent technology licensed from Angiotech. At the meeting, BSC outlined the growth potential in each of its business units and discussed the size and shape of the opportunity presented by its revolutionary TAXUS™ paclitaxel-eluting stent technology.

A webcast replay of the analyst meeting, together with copies of the materials presented at the meeting, is now available by clicking on the "Webcast" icon on BSC’s home page at www.bostonscientific.com. The replay will be available for ten business days.

Boston Scientific announced yesterday that it has received CE Mark approval for its TAXUS™ paclitaxel-eluting stent system. BSC expects product launch next month throughout Europe and other international markets. It also plans, subject to regulatory approval, to launch its TAXUS™ paclitaxel-eluting stent system in the United States late this year. BSC stated further that drug-eluting stents represent one of the largest market opportunities in the history of the medical device industry. They estimate that the annual worldwide market for coronary stents, including drug-eluting stents, could grow to approximately US$5 billion by 2005, compared to the current US$2.2 billion market for bare metal stents.

Although Angiotech and its partner BSC believe we are positioned to be one of only two early entrants in this market, uncertainties exist about the rate of development and size of this new market. BSC’s management has made certain assumptions about the rate of development and size of the market and judgments about its ability to succeed in the market despite these uncertainties, and has established operating targets for calendar 2003 and 2004. BSC has stated that its success in achieving its targeted results in 2003 and 2004 is largely dependent on the success of drug-eluting stents and continued double-digit sales growth across its other business units.

BSC has targeted its worldwide coronary stent sales for calendar 2003 to be approximately US$540 million, of which approximately US$180 million (CDN$276 million) represent paclitaxel-eluting stent sales. BSC has targeted its worldwide paclitaxel-eluting stent sales for calendar 2004 to be approximately US$1.8 billion (CDN$2.76 billion), or about 50 percent of their estimate of the worldwide drug-eluting stent market. BSC has estimated that it will pay a royalty to Angiotech of approximately eight percent on its paclitaxel-eluting TAXUS™ stent sales. This would amount to approximately US$14.4 million (CDN$22.0 million) in royalty revenues to Angiotech from sales in 2003 and US$144 million (CDN$220 million) in royalty revenues to Angiotech from sales in 2004. Payments to Angiotech would be made one calendar quarter after applicable sales have occurred.

BSC’s TAXUS program is a series of clinical studies designed to collect data on its proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis. Polymer-based delivery of paclitaxel has demonstrated promising results in preclinical and clinical studies for reducing the biological processes leading to restenosis. BSC initiated the TAXUS program in 1997 after entering into a co-exclusive license with Angiotech.

BSC has stated that it believes it is poised to take advantage of the drug-eluting stent opportunity for a variety of reasons, including its more than five years of scientifically rigorous research and development, the compelling clinical results of its TAXUS program, the combined strength of the components of its technology, its overall market leadership, and the largest sales force in interventional cardiology. In addition, in order to capitalize on this opportunity, BSC has reported that it is making significant investments in its sales, clinical and manufacturing capabilities.

BSC stated that its success with paclitaxel-eluting stents in 2003 and 2004 could be adversely affected by more gradual physician adoption rates, changes in reimbursement policies, delayed or limited regulatory approvals, unexpected variations in clinical results, and the earlier availability of a competitor's technology. A more gradual physician adoption rate may limit the number of procedures in which the technology may be used and the price at which institutions may be willing to purchase the technology. Together, these and other factors contribute to the uncertainty surrounding the evolution of the drug-eluting stent market and BSC’s position in it. Angiotech’s success is in turn highly dependent upon BSC’s execution subject to the risk factors identified above.

Angiotech will be providing further financial guidance at its Annual General Meeting of Shareholders on Monday, March 3rd, 2003 at 9 AM PST (noon EST).

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

###

Angiotech Pharmaceuticals Contacts:

Rui Avelar (investors), ext. 6996

Cindy Yu (media), ext. 6901

(604) 221-7676

Web: www.angiotech.com

Email: info@angio.com